UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D
☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: December 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NIKOLA CORPORATION
(Full Name of Registrant)

N/A
(Former Name if Applicable)

4141 E Broadway Road
(Address of Principal Executive Office (Street and Number))

Phoenix, AZ 85040
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by Nikola Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 19, 2025, the Company and certain of its direct domestic subsidiaries filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Filing”).

As a result of the time and resources the Company’s management is devoting to the Bankruptcy Filing, the Company requires additional time to prepare its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) and complete the review and audit of its financial statements. Consequently, the Company is unable to file the Form 10-K on or prior to the prescribed time period without unreasonable effort or expense because the Company requires additional time to prepare and finalize the Form 10-K. The Company currently anticipates filing the Form 10-K as promptly as practicable following the completion of the audit, but does not currently expect that it will be able to file the Form 10-K within the fifteen day extension period provided by Rule 12b-25.

Cautionary Note Regarding Forward-Looking Statements:

This Form 12b-25 contains “forward-looking” statements within the meaning of the federal securities laws including, but not limited to, statements about the expected timing of the filing of the Form 10-K and the Company’s beliefs regarding its preliminary results of operations, including revenue, operating expenses and impairment charges. Forward-looking statements involve risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: risks and uncertainties regarding the Bankruptcy Filing and various court rulings and orders related to the bankruptcy proceedings; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file the Form 10-K; the Company’s actual year end 2024 results, including revenue, operating expenses and impairment charges; the completion of the Company’s 2024 audit and any adjustments resulting therefrom; and the other factors discussed in the Company’s reports, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and subsequent reports filed with the SEC. All forward-looking statements are based on information available to the Company as of the date of this Form 12b-25. The Company undertakes no duty or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Britton M. Worthen	(480)	581-8888
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consistent with disclosures in the Company’s Quarterly Report filed on Form 10-Q for the period ending September 30, 2024, the Company recognized an increase in revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023 due primarily to an increase in sales volume. Additionally, the Company recognized an impairment charge of $33.4 million during the nine months ended September 30, 2024 related to indefinite-lived intangible assets and goodwill. The Company may recognize additional impairment charges for the year ended December 31, 2024, which would result in an increase in the Company’s operating loss. At this time, the Company cannot reasonably estimate the anticipated change to its results of operations related to potential impairment charges.

NIKOLA CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025    By:    /s/ Britton M. Worthen _______________
        Name: Britton M. Worthen
        Title: Chief Legal Officer